Exhibit 99.2

Engine Media’s WinView Games Announces Partnership with Atlanta Radio Station 680 The Fan

Partnership Expands on Current Partnership Between Engine Media’s Frankly Media and 680 The Fan

NEW YORK, September 21, 2021 — Engine Media Holdings, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), an esports/sports gaming and next-generation media solutions company, today announced that its wholly owned subsidiary, WinView Games (“WinView”) has entered into a partnership with 680 The Fan, Atlanta’s preeminent sports radio station, to elevate listener engagement with live games of skill that test the audience’s sports IQ for cash or fun. The partnership consists of exclusive WinView contests and promotions that are synchronized to 680 The Fan’s broadcast and website. These contests will allow people to play along while they listen or watch a game, which will span Braves, Hawks, Falcons, Bulldogs, and Yellow Jackets games. These games will be produced in both live and pregame modes, which will allow users to constantly engage with the events.

This partnership illustrates Engine’s unique position in the skills-based gaming market and its ability to combine media solutions with social gaming experiences to create truly one-of-a-kind experiences. 680 The Fan has worked with Engine’s wholly-owned subsidiary, Frankly Media (“Frankly”), to develop and manage its digital sports destination, including leveraging its live streaming audio and video platform. WinView’s newly announced partnership with 680 The Fan is a perfect compliment.

This is the first partnership of its kind and has the potential to be replicated with other media platforms and to evolve into team partnerships. The decision for WinView to partner with 680 The Fan is driven by their impressive content and large sports following that will promote and market WinView Games. The decision for 680 The Fan to partner with WinView is driven by their commitment to continue improving fan engagement through the play-along game prediction platform offered by WinView. This commitment will be furthered by three of their top on-air personalities (Matt Chernoff, Carlos Medina, and Brian Hoyt) driving the program through the airwaves.

Scott McFarlane, Operations Director of 680 The Fan commented on the announcement stating, “We are excited about delivering these promotions to our listeners. This is a thrilling way to improve fan engagement and interaction with the station and the teams. Our partnership with WinView is another opportunity to enhance the digital sports destination we have been building with Frankly and Engine.”

“Partnering with outlets such as 680 The Fan is another example of Engine Media’s long-term growth plan. We are thrilled to continue partnering with this world-class team,” added Engine Media Chief Executive Officer Lou Schwartz. “Partnerships like this help broadcasters drive audience engagement and realize new streams of revenue. Additionally, social gaming is a way to engage fans by allowing them to demonstrate their sports IQ competing against other fans and winning cash.”

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). Engine provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; Eden Games, a premium motorsport video game developer and publisher across console and mobile gaming; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; UMG, an end-to-end competitive esports platform powering and broadcasting major esports events, as well as daily community tournaments, matches, and ladders; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees, streaming technology and data SaaS-based offerings, programmatic advertising, and sponsorships.

About Frankly Media

Frankly Media provides a complete suite of solutions that give publishers a unified workflow for the creation, management, publishing and monetization of digital content to any device, while maximizing audience value and revenue. Frankly delivers publishers and their audiences the solutions to meet the dynamic challenges of a multi-screen content distribution world.

Frankly’s comprehensive advertising services maximize ROI for our customers, including direct sales and programmatic ad support. With the release of our server-side ad insertion (SSAI) platform, Frankly is well-positioned to help video producers take full advantage of the growing market in addressable advertising.

Frankly’s technology products include a groundbreaking online video platform for Live, VOD and Live-to-VOD workflows, a full-featured CMS with rich storytelling capabilities, as well as native apps for iOS, Android, Apple TV, Fire TV and Roku.

About WinView Games

WinView Games is a Silicon Valley based company that is focused on paid entry, mobile two-screen synchronized televised sports games of skill in the U.S. The Company plans to leverage its extensive experience in pioneering real-time interactive television games played on the mobile second screen, its foundational patents and unique business model. The WinView app is an end-to-end two-screen TV synchronization platform for both television programming and commercials. The paid entry, skill-based WinView Games app uniquely enhances TV viewing enjoyment and rewards sports fans with prizes as they answer in-game questions while competing with friends in real-time during live televised sports. These games of skill are legal in 36 states. For more information, please visit www.winviewgames.com.

About Dickey Broadcasting Company

Dickey Broadcasting Company has been an Atlanta Sports institution for over 28 years. In addition to launching the sports-talk radio format in Atlanta (680 The Fan), DBC owns and operates multiple radio networks (The Braves Radio Network and Southern Sports Today), a conservative talk station (Xtra 106.3), robust digital and mobile offerings, and a sports-based events series (Tailgate Central). DBC’s headquarters and studios are located inside the Battery Atlanta.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, including the marketing partnership described herein and the potential outcomes and benefits to be derived therefrom, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869